# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dell Technologies Inc., CIK 0001571996
CUSIP: 24703L202
Title of class of securities: Class C Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: One Dell Way, Round Rock, Texas (TX), 78682
Date of event which requires filing of this statement: 10/01/2025
Filed by CIK 0001418226
Persons authorized to receive notices and communications: Justin G. Hamill, Esq, c/o Silver Lake 55 Hudson Yards, 550 West 34th Street, 40th Floor, New York, New York (NY), 10001, 212-981-5600; Kenneth B. Wallach, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000; Hui Lin, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000; Jessica Asrat, Esq, Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000

## Reporting persons
- SL SPV-2, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 20,772,387; sole dispositive power 0; shared dispositive power 20,772,387; aggregate amount beneficially owned 20,772,387 (5.8% of the class)
- SLTA SPV-2, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 20,827,534; sole dispositive power 0; shared dispositive power 20,772,387; aggregate amount beneficially owned 20,827,534 (5.8% of the class)
- SLTA SPV-2 (GP), L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 20,827,534; sole dispositive power 0; shared dispositive power 20,772,387; aggregate amount beneficially owned 20,827,534 (5.8% of the class)
- Silver Lake Partners IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 21,323,896; sole dispositive power 0; shared dispositive power 21,323,896; aggregate amount beneficially owned 21,323,896 (5.9% of the class)
- Silver Lake Technology Investors IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 313,746; sole dispositive power 0; shared dispositive power 313,746; aggregate amount beneficially owned 313,746 (0.1% of the class)
  Comment: The above beneficial ownership reflects less than 0.1% of the outstanding shares of Class C Common Stock outstanding. See Item 5.
- Silver Lake Technology Associates IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 21,637,704; sole dispositive power 0; shared dispositive power 21,637,642; aggregate amount beneficially owned 21,637,704 (6% of the class)
- SLTA IV (GP), L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 21,637,704; sole dispositive power 0; shared dispositive power 21,637,642; aggregate amount beneficially owned 21,637,704 (6% of the class)
- Silver Lake Partners V DE (AIV), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 11,542,598; sole dispositive power 0; shared dispositive power 11,542,598; aggregate amount beneficially owned 11,542,598 (3.3% of the class)
- Silver Lake Technology Investors V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 141,481; sole dispositive power 0; shared dispositive power 141,481; aggregate amount beneficially owned 141,481 (0.1% of the class)
  Comment: The above beneficial ownership reflects less than 0.1% of the outstanding shares of Class C Common Stock outstanding. See Item 5.
- Silver Lake Technology Associates V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 11,715,904; sole dispositive power 0; shared dispositive power 11,684,079; aggregate amount beneficially owned 11,715,904 (3.3% of the class)
- SLTA V (GP), L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 11,715,904; sole dispositive power 0; shared dispositive power 11,684,079; aggregate amount beneficially owned 11,715,904 (3.3% of the class)
- Silver Lake Group, L.L.C. (CIK 0001418226): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 54,300,981; sole dispositive power 0; shared dispositive power 54,094,108; aggregate amount beneficially owned 54,300,981 (13.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class C Common Stock, par value $0.01 per share
Name of issuer: Dell Technologies Inc.
Address of issuer's principal executive offices: One Dell Way, Round Rock, Texas (TX), 78682
Comment: This Amendment No. 12 (the Amendment No. 12), being filed by SL SPV-2, L.P. (SPV-2), SLTA SPV-2, L.P. (SLTA GP), SLTA SPV-2 (GP), L.L.C. (SLTA SPV GP), Silver Lake Partners IV, L.P. (SLP IV), Silver Lake Technology Investors IV, L.P. (SLTI IV), Silver Lake Technology Associates IV, L.P. (SLTA IV), SLTA IV (GP), L.L.C. (SLTA IV GP), Silver Lake Partners V DE (AIV), L.P. (SLP V), Silver Lake Technology Investors V, L.P. (SLTI V), Silver Lake Technology Associates V, L.P. (SLTA V), SLTA V (GP), L.L.C. (SLTA V GP), and Silver Lake Group, L.L.C. (SLG, and collectively, the Reporting Persons) amends the Schedule 13D initially filed on February 19, 2019, as amended by Amendment No. 1 filed on July 2, 2019, Amendment No. 2 filed on January 2, 2020, Amendment No. 3 filed on July 1, 2021, Amendment No. 4 filed on July 13, 2023, Amendment No. 5 filed on January 18, 2024, Amendment No. 6 filed on March 6, 2024, Amendment No. 7 filed on March 22, 2024, Amendment No. 8 filed on June 5, 2024, Amendment No. 9 filed on July 10, 2024, Amendment No. 10 filed on January 13, 2025 and Amendment No. 11 filed on July 17, 2025 (as amended, the Schedule 13D). The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 11 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in the amended and restated Annex A attached hereto as Exhibit 99.2 is incorporated herein by reference in this amended Item 2.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Interest in Securities of the Issuer

Items 5(a) - (c) of the Schedule 13D are hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Item 2is incorporated by reference in its entirety into this Item 5.

The Reporting Persons may be deemed to beneficially own an aggregate of 54,300,981 shares of the Issuer's Class C Common Stock, which constitutes approximately 8.1% of the total outstanding common stock of the Issuer, based on 670,200,183 shares of common stock outstanding in the aggregate as of October 2, 2025. Subject to the terms of the Issuer's amended and restated certificate of incorporation, each holder of record of: (1) Class A Common Stock is entitled to 10 votes per share of Class A Common Stock; (2) Class B Common Stock is entitled to 10 votes per share of Class B Common Stock; (3) Class C Common Stock is entitled to one vote per share of Class C Common Stock; and (4) Class D Common Stock is not entitled to any vote on any matter except to the extent required by provisions of Delaware law (in which case such holder is entitled to one vote per share of Class D Common Stock), in the case of each of (1) through (4), which is outstanding in such holder's name on the books of the Issuer and which is entitled to vote. The board of directors of the Issuer has a class consisting of the Group I Directors and a class consisting of the Group IV Directors (each as defined in the Issuer's certificate of incorporation, as amended). The holders of shares of all series of common stock outstanding will vote as one class with respect to the election of all Group I Directors and the holders of Class C Common Stock will vote separately as a series with respect to the election of the Group IV Director. Except as may otherwise be provided in the Issuer's certificate of incorporation, as amended, or as may otherwise be required by Delaware law, with respect to all other matters to be voted on by stockholders of the Issuer, the holders of shares of all series of common stock outstanding will vote as one class. As a result of the above, the 54,300,981 shares of Class C Common Stock beneficially owned in the aggregate by the Reporting Persons is entitled to approximately 14.8% of the combined voting power of the common stock of the Issuer, based on 670,200,183 shares of common stock outstanding in the aggregate, including 276,762,341 shares of Class A Common Stock, 54,094,108 shares of Class B Common Stock (reduced by the Class C conversions disclosed below) and 339,343,734 shares of Class C Common Stock outstanding, calculated as follows: 338,646,945 shares of Class C Common Stock outstanding as of September 23, 2025, as set forth in the Issuer's Periodic Report on Form 8-K, filed with the SEC on September 26, 2025, plus the additional 696,789 shares of Class C Common Stock issued upon the conversion by the Reporting Persons of an equal number of shares of Class B Common Stock on October 1, 2025, in connection with the transactions described in this Schedule 13D and as described further in Exhibit 99.3 attached hereto and assuming conversion of all outstanding shares of Class B Common Stock which may be deemed to be beneficially owned by the Reporting Persons into shares of Class C Common Stock.

The Reporting Persons may be deemed to beneficially own an aggregate of 54,300,981 shares of the Issuer's Class C Common Stock, including 206,873 shares of the Issuer's Class C Common Stock held by the Reporting Persons on behalf of certain of their employees and certain managing members of SLG over which the Reporting Persons may be deemed to have voting power but no dispositive power, and an aggregate of 54,094,108 shares of the Issuer's Class B Common Stock held by the Reporting Persons, which are convertible into shares of Class C Common Stock on a one-for-one basis at any time at the holder's election, representing approximately 13.8% of the issued and outstanding shares of the Issuer's Class C Common Stock calculated on the basis of Rule 13d-3 of the Exchange Act. The percentages of beneficial ownership in this Schedule 13D are based on 339,343,734 shares of Class C Common Stock outstanding as of October 2, 2025 calculated as set forth in the above paragraph and assumes the conversion of all outstanding shares of Class B Common Stock which may be deemed to be beneficially owned by the Reporting Persons into shares of Class C Common Stock.

Information with respect to the beneficial ownership of Class C Common Stock by the individuals listed in Annex 2 attached hereto as Exhibit 99.2 is incorporated herein by reference in response to this Item 5.

The references to and description of the Issuer's amended and restated certificate of incorporation set forth above is not intended to be complete and is qualified in its entirety by reference to the full text of such certificate, which is filed as Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 29, 2022.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days:
Except as set forth in this Schedule 13D, including Exhibit 99.3 and in Annex A attached hereto as Exhibit 99.2, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person listed in Annex A, have effected any transaction in Class C Common Stock in the past 60 days.

During the past 60 days, (i) on September 15, 2025, September 17, 2025, September 18, 2025, September 19, 2025, September 22, 2025, September 25, 2025, October 1, 2025 and October 2, 2025, certain of the Reporting Persons sold an aggregate of 3,391,060 shares of Class C Common Stock, (ii) on September 17, 2025, certain of the Reporting Persons initiated distributions of an aggregate of 217,018 shares of Class C Common Stock to certain of their respective direct and indirect equity holders, with SL SPV-2, L.P. distributing 98,251 shares, SLP IV distributing 72,809 shares and SLP V distributing 45,958 shares, (iii) on September 22, 2025, certain of the Reporting Persons initiated distributions of an aggregate of 525,198 shares of Class C Common Stock to certain of their respective direct and indirect equity holders, with SL SPV-2, L.P. distributing 237,701 shares, SLP IV distributing 175,986 shares and SLP V distributing 111,511 shares, (iv) on September 25, 2025, certain of the Reporting Persons initiated distributions of an aggregate of 299,905 shares of Class C Common Stock to certain of their respective direct and indirect equity holders, with SL SPV-2, L.P. distributing 135,692 shares, SLP IV distributing 100,400 shares and SLP V distributing 63,813 shares and (v) on October 2, 2025, certain of the Reporting Persons initiated distributions of an aggregate of 186,789 shares of Class C Common Stock to certain of their respective direct and indirect equity holders, with SL SPV-2, L.P. distributing 83,827 shares, SLP IV distributing 62,911shares and SLP V distributing 40,051 shares. The shares of Class C Common Stock described in clauses (i) through (v) above were received upon conversion on September 15, 2025, September 17, 2025, September 18, 2025, September 19, 2025, September 22, 2025 and October 1, 2025 of an equal number of shares of Class B Common Stock held by such Reporting Persons. The Class B Common Stock is convertible into an equal number of shares of Class C Common Stock, at any time.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description

99.1 Signature Pages
99.2 Annex A Managing Members of Silver Lake Group, L.L.C.
99.3 Annex B Sales of Class C Common Stock by Reporting Persons during the prior 60 days

## Signatures
- SL SPV-2, L.P.: /s/ Justin G. Hamill, Justin G. Hamill, Managing Director and Chief Legal Officer of Silver Lake Group, L.L.C., See Exhibit 99.1 (10/03/2025)
- SLTA SPV-2, L.P.: /s/ Justin G. Hamill, Justin G. Hamill, Managing Director and Chief Legal Officer of Silver Lake Group, L.L.C., See Exhibit 99.1 (10/03/2025)
- SLTA SPV-2 (GP), L.L.C.: /s/ Justin G. Hamill, Justin G. Hamill, Managing Director and Chief Legal Officer of Silver Lake Group, L.L.C., See Exhibit 99.1 (10/03/2025)
- Silver Lake Partners IV, L.P.: /s/ Justin G. Hamill, Justin G. Hamill, Managing Director and Chief Legal Officer of Silver Lake Group, L.L.C., See Exhibit 99.1 (10/03/2025)
- Silver Lake Technology Investors IV, L.P.: /s/ Justin G. Hamill, Justin G. Hamill, Managing Director and Chief Legal Officer of Silver Lake Group, L.L.C., See Exhibit 99.1 (10/03/2025)
- Silver Lake Technology Associates IV, L.P.: /s/ Justin G. Hamill, Justin G. Hamill, Managing Director and Chief Legal Officer of Silver Lake Group, L.L.C., See Exhibit 99.1 (10/03/2025)
- SLTA IV (GP), L.L.C.: /s/ Justin G. Hamill, Justin G. Hamill, Managing Director and Chief Legal Officer of Silver Lake Group, L.L.C., See Exhibit 99.1 (10/03/2025)
- Silver Lake Partners V DE (AIV), L.P.: /s/ Justin G. Hamill, Justin G. Hamill, Managing Director and Chief Legal Officer of Silver Lake Group, L.L.C., See Exhibit 99.1 (10/03/2025)
- Silver Lake Technology Investors V, L.P.: /s/ Justin G. Hamill, Justin G. Hamill, Managing Director and Chief Legal Officer of Silver Lake Group, L.L.C., See Exhibit 99.1 (10/03/2025)
- Silver Lake Technology Associates V, L.P.: /s/ Justin G. Hamill, Justin G. Hamill, Managing Director and Chief Legal Officer of Silver Lake Group, L.L.C., See Exhibit 99.1 (10/03/2025)
- SLTA V (GP), L.L.C.: /s/ Justin G. Hamill, Justin G. Hamill, Managing Director and Chief Legal Officer of Silver Lake Group, L.L.C., See Exhibit 99.1 (10/03/2025)
- Silver Lake Group, L.L.C.: /s/ Justin G. Hamill, Justin G. Hamill, Managing Director and Chief Legal Officer of Silver Lake Group, L.L.C., See Exhibit 99.1 (10/03/2025)